NO ACT

DC

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

07081701

DIVISION OF
CORPORATION FINANCE

P.E. 9-27-07

October 31, 2007

Dean J. Paranicas
Vice President, Corporate Secretary
and Public Policy
Becton, Dickinson and Company
1 Becton Drive
Franklin Lakes, NJ 07417

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 10/31/2007

Re: Becton, Dickinson and Company
Incoming letter dated September 27, 2007

Dear Mr. Paranicas:

This is in response to your letter dated September 27, 2007 concerning the shareholder proposal submitted to BD by Kenneth Steiner. We also have received a letter on the proponent's behalf dated September 28, 2007. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Jonathan A. Ingram

Jonathan A. Ingram
Deputy Chief Counsel

Enclosures

cc: Kenneth Steiner
14 Stoner Ave., 2M
Great Neck, NY 11021

1 Becton Drive
Franklin Lakes, New Jersey 07417
tel: 201.847.6800
www.bd.com

RECEIVED

2007 SEP 28 PM 5:22

OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

BD
Helping all people
live healthy lives

September 27, 2007

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Dear Sir or Madam:

In accordance with Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended, Becton, Dickinson and Company, a New Jersey corporation ("BD"), is filing this letter with respect to a certain shareholder proposal and supporting statement (the "Proposal") (a copy of which, together with subsequent correspondence between the Proponent and BD, is attached hereto as Appendix A) submitted by Kenneth Steiner (the "Proponent") on June 29, 2007 for inclusion in the proxy materials BD intends to distribute in connection with its 2008 Annual Meeting of Shareholders (the "2008 Proxy Materials"). We hereby request confirmation that the staff of the Office of Chief Counsel (the "Staff") will not recommend any enforcement action if, in reliance on Rule 14a-8(i)(3), BD excludes portions of the Proposal from its 2008 Proxy Materials. In the alternative, we request that the Staff require the Proponent to revise the Proposal to remove or revise the statements that violate the abovementioned rule.

The Proposal

The Proposal requests that BD's Board of Directors " take the steps necessary, in the most expeditious manner possible, to adopt annual election of each director. This includes complete transition from the current staggered system to 100% annual election of each director in one election cycle unless this is absolutely impossible. Also to transition solely through direct action of our board if feasible."

Statements of Reasons to Exclude

BD believes that certain supporting statements contained in the Proposal may properly be excluded from its 2008 Proxy Materials because they are contrary to Rule 14a-9, which prohibits false and misleading statements (Rule 14a-8(i)(3)). The Staff has recognized that a proposal or portions of a proposal may properly be excluded under Rule 14a-8(i)(3) as false or misleading because a factual statement is materially false and misleading, or if a statement directly or indirectly impugns a person's character, integrity or personal reputation without foundation. *See Staff Legal Bulletin No. 14B (September 15, 2004) §B.4.*

The statements in question are framed in the context of the Proponent's evaluation of BD's "overall corporate governance," and are among a litany of items characterized in the aggregate as "deficiencies" in BD's corporate governance practices. The statements in question could materially mislead shareholders in that they suggest without any foundation therefor that BD's corporate governance practices are flawed and have resulted in directors whose independence is questionable. In fact, BD has well-established strong governance practices as demonstrated by BD's Corporate Governance Quotient ("CGQ®"), a corporate governance rating system provided by Institutional Shareholder Services Inc. ("ISS"), a major proxy advisory firm. BD's CGQ Index Score as of September 19, 2007 is better than that of 88.2% of S&P 500 companies, and its Industry Score is better than that of 99% of companies in ISS's Health Care and Equipment Services industry peer group.

We believe the statements in question should be properly excluded or revised. The statements are as follows:

1) Four directors had potentially compromising non-director links to our company:
Dr. Sommer
Mr. Anderson
Mr. Mecklenburg
Mr. Mahmoud

Such directors held 4 seats on our key board committees-Independence concern

This statement is vague and materially misleading because, as presented, it could cause shareholders to conclude that the directors in question are not, in fact, independent, and that BD's corporate governance practices have allowed this situation to result. The Proponent neither identifies any of these so-called "links" nor explains how they compromise the independence or performance of the directors in question. The statement impugns the integrity of the directors in question by suggesting that they are conflicted and incapable of properly discharging their fiduciary duties as directors. While BD has made detailed disclosures (several of which were voluntary) in its proxy statements regarding relationships between BD and entities with which each of these directors are, or were, affiliated, shareholders are left to guess as to those relationships and which aspects of them the Proponent asserts are problematic. Moreover, the Board's determination that each of these directors (including Dr. Sommer commencing in fiscal year 2006) is independent indicated that such relationships did not compromise such directors' independence.

2) Our company had no Independent Chairman.
This was compounded by our Lead Director having 20 years tenure-Independence concern.

This statement is vague, materially misleading and objectively false because it suggests that Henry P. Becton, Jr., BD's current Lead Director, is not independent solely by virtue of his longevity as a director, and further implies that he has been the Lead Director for an excessive length of time. It also impugns Mr. Becton's and the Board's integrity because it suggests that he has been improperly selected as an independent Lead Director when he himself is not (or may not be) independent, and (when read together with the statement discussed above) was selected by other directors who themselves are not independent. In fact, pursuant to BD's Corporate Governance Principles, the Lead Director is selected by the independent directors (all of whom have been determined by the Board to be so), and that selection is reviewed at least annually by the Corporate Governance and Nominating Committee. In addition, Mr. Becton, who has been Lead Director only since 2005, has consistently been determined by the Board to be independent.

Conclusion

Based on the foregoing, BD respectfully requests confirmation that the Staff will not recommend any enforcement action if, in reliance on the foregoing, BD excludes these statements from the Proposal in its 2008 Proxy Materials. In the alternative, BD respectfully requests that the Staff require the Proponent to revise the Proposal to remove or revise any statements that would violate Rule 14a-8(i)(3). If the Staff does not concur with BD's position, we would appreciate an opportunity to confer with the Staff concerning these matters prior to the issuance of its Rule 14a-8 response.

BD expects to file its definitive proxy materials with the Securities and Exchange Commission (the "Commission") on or about December 21, 2007. Accordingly, pursuant to Rule 14a-8(j), this letter is being filed with the Commission no later than 80 days before BD files its definitive 2007 Proxy Materials. Accordingly, the Staff's prompt review of this request would be greatly appreciated.

Pursuant to Rule 14a-8(j) and Staff Legal Bulletin No. 14C, we are enclosing herewith six copies of each of this letter, the Proposal and correspondence with the Proponent. A copy of this submission is being sent simultaneously to the Proponent as notification of BD's intention to omit the statements in question from the Proposal in its 2008 Proxy Materials. This letter constitutes BD's statement of the reasons it deems the omission from the Proposal of the statements in question to be proper.

Please call the undersigned at (201) 847-7102 if you should have any questions or need additional information or as soon as a Staff response is available. I also may be reached by e-mail at *dean_j_paranicas@bd.com*, or by fax at (201) 847-5583. Please acknowledge receipt of this filing by date-stamping the enclosed additional copy of this letter and returning it in the enclosed mailing packet.

Respectfully yours,

Dean J. Paranicas
Vice President,
Corporate Secretary and Public Policy

Attachments

cc w/ att: Kenneth Steiner
John Chevedden

APPENDIX A

Kenneth Steiner
14 Stoner Ave., 2M
Great Neck, NY 11021

JUL 2

Mr. Dean J. Paranicas
Corporate Secretary
Becton, Dickinson and Company (BDX)
1 Becton Dr
Franklin Lakes, NJ 07417
Phone: 201 847-6800
Fax: 201 847-6475

Rule 14a-8 Proposal

Dear Mr. Paranicas,

This Rule 14a-8 proposal is respectfully submitted in support of the long-term performance of our company. This proposal is submitted for the next annual shareholder meeting. Rule 14a-8 requirements are intended to be met including the continuous ownership of the required stock value until after the date of the respective shareholder meeting and the presentation of the proposal at the annual meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is the proxy for John Chevedden and/or his designee to act on my behalf regarding this Rule 14a-8 proposal for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communication to John Chevedden at:

2215 Nelson Ave., No. 205
Redondo Beach, CA 90278
T: 310-371-7872
olmsted7p (at) earthlink.net
(In the interest of saving company expenses please communicate via email.)

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of this proposal by email.

Sincerely,

Kenneth Steiner

6/25/07
Date

cc:
Edward J. Ludwig
Chairman

[Rule 14a-8 Proposal, June 30, 2007]

3 – Elect Each Director Annually

RESOLVED: Shareholders request that our Directors take the steps necessary, in the most expeditious manner possible, to adopt annual election of each director.

This includes complete transition from the current staggered system to 100% annual election of each director in one election cycle unless this is absolutely impossible. Also to transition solely through direct action of our board if feasible.

The Council of Institutional Investors www.cii.org formally recommends adoption of this proposal topic. This topic also won a 69% yes-vote average at 44 major companies in 2007.

Arthur Levitt, Chairman of the Securities and Exchange Commission, 1993-2001 said: "In my view it's best for the investor if the entire board is elected once a year. Without annual election of each director shareholders have far less control over who represents them."

The advantage for the adoption of this proposal should be evaluated in the context of our company's overall corporate governance. For instance in 2007 the following governance status was reported (and certain concerns are noted):

- Our directors were accountable to shareholder election only once in 3-years.
- Four directors had potentially compromising non-director links to our company:
  - Dr. Sommer
  - Mr. Anderson
  - Mr. Mecklenburg
  - Mr. Mahmoud
- Such directors held 4 seats on our key board committees – Independence concern
- We had an 80% shareholder vote requirement which could prevent us from obtaining a profitable offer for our stock.

- Our company had no Independent Chairman.
- This was compounded by our Lead Director having 20-years tenure – Independence concern.
- We had no shareholder right to call a special meeting.
- Total CEO annual pay was $10 million.
- If management adopts a poison pill we are not guaranteed a right to vote on it.
- No cumulative voting.

The above deficiencies shows there is room for improvement and reinforces the reason to take one step forward now and vote yes:

Elect Each Director Annually
Yes on 3

Notes:
Kenneth Steiner, 14 Stoner Ave., 2M, Great Neck, NY 11021 sponsors this proposal.

The above format is requested for publication without re-editing or re-formatting.

The company is requested to assign a proposal number (represented by "3" above) based on the chronological order in which proposals are submitted. The requested designation of "3" or higher number allows for ratification of auditors to be item 2.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including:
Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(i)(3) in the following circumstances:
• the company objects to factual assertions because they are not supported;
• the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
• the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
• the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.

See also: Sun Microsystems, Inc. (July 21, 2005).

Please note that the title of the proposal is part of the argument in favor of the proposal. In the interest of clarity and to avoid confusion the title of this and each other ballot item is requested to be consistent throughout all the proxy materials.

Please advise if there is any typographical question.
Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting.

Please acknowledge this proposal by email within 14-days and advise the most convenient fax number and email address to forward a broker letter, if needed, to the Corporate Secretary's office.

Kenneth Steiner
14 Stoner Ave., 2M
Great Neck, NY 11021

RECEIVED
JUL 6 2007
D.J. PARANICAS

Mr. Dean J. Paranicas
Corporate Secretary
Becton, Dickinson and Company (BDX)
1 Becton Dr
Franklin Lakes, NJ 07417
Phone: 201 847-6800
Fax: 201 847-6475

Rule 14a-8 Proposal

Dear Mr. Paranicas,

This Rule 14a-8 proposal is respectfully submitted in support of the long-term performance of our company. This proposal is submitted for the next annual shareholder meeting. Rule 14a-8 requirements are intended to be met including the continuous ownership of the required stock value until after the date of the respective shareholder meeting and the presentation of the proposal at the annual meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is the proxy for John Chevedden and/or his designee to act on my behalf regarding this Rule 14a-8 proposal for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communication to John Chevedden at:

2215 Nelson Ave., No. 205
Redondo Beach, CA 90278
T: 310-371-7872
olmsted7p (at) earthlink.net
(In the interest of saving company expenses please communicate via email.)

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of this proposal by email.

Sincerely,

Kenneth Steiner

6/25/07
Date

cc:
Edward J. Ludwig
Chairman

7-6-07. BROKER LETTER ATTACHED

[Rule 14a-8 Proposal, June 30, 2007]
3 – Elect Each Director Annually

RESOLVED: Shareholders request that our Directors take the steps necessary, in the most expeditious manner possible, to adopt annual election of each director.

This includes complete transition from the current staggered system to 100% annual election of each director in one election cycle unless this is absolutely impossible. Also to transition solely through direct action of our board if feasible.

The Council of Institutional Investors www.cii.org formally recommends adoption of this proposal topic. This topic also won a 69% yes-vote average at 44 major companies in 2007.

Arthur Levitt, Chairman of the Securities and Exchange Commission, 1993-2001 said: "In my view it's best for the investor if the entire board is elected once a year. Without annual election of each director shareholders have far less control over who represents them."

The advantage for the adoption of this proposal should be evaluated in the context of our company's overall corporate governance. For instance in 2007 the following governance status was reported (and certain concerns are noted):

- Our directors were accountable to shareholder election only once in 3-years.
- Four directors had potentially compromising non-director links to our company:
  - Dr. Sommer
  - Mr. Anderson
  - Mr. Mecklenburg
  - Mr. Mahmoud
- Such directors held 4 seats on our key board committees – Independence concern
- We had an 80% shareholder vote requirement which could prevent us from obtaining a profitable offer for our stock.

- Our company had no Independent Chairman.
- This was compounded by our Lead Director having 20-years tenure – Independence concern.
- We had no shareholder right to call a special meeting.
- Total CEO annual pay was $10 million.
- If management adopts a poison pill we are not guaranteed a right to vote on it.
- No cumulative voting.

The above deficiencies shows there is room for improvement and reinforces the reason to take one step forward now and vote yes:

Elect Each Director Annually
Yes on 3

Notes:
Kenneth Steiner, 14 Stoner Ave., 2M, Great Neck, NY 11021 sponsors this proposal.

The above format is requested for publication without re-editing or re-formatting.

The company is requested to assign a proposal number (represented by "3" above) based on the chronological order in which proposals are submitted. The requested designation of "3" or higher number allows for ratification of auditors to be item 2.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including:
Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(i)(3) in the following circumstances:

• the company objects to factual assertions because they are not supported;
• the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
• the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
• the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.

See also: Sun Microsystems, Inc. (July 21, 2005).

Please note that the title of the proposal is part of the argument in favor of the proposal. In the interest of clarity and to avoid confusion the title of this and each other ballot item is requested to be consistent throughout all the proxy materials.

Please advise if there is any typographical question.
Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting.

Please acknowledge this proposal by email within 14-days and advise the most convenient fax number and email address to forward a broker letter, if needed, to the Corporate Secretary's office.

DJF
DISCOUNT BROKERS

Date: 7 July 2007

To whom it may concern:

As introducing broker for the account of Kenneth Steiner, account number A45-005959, held with National Financial Services Corp. as custodian, DJF Discount Brokers hereby certifies that as of the date of this certification Kenneth Steiner is and has been the beneficial owner of 750 shares of Becton Dickinson Co; having held at least two thousand dollars worth of the above mentioned security since the following date: 6/16/99, also having held at least two thousand dollars worth of the above mentioned security from at least one year prior to the date the proposal was submitted to the company.

Sincerely,

Mark Filiberto

Mark Filiberto,
President
DJF Discount Brokers

1981 Marcus Avenue • Suite C114 • Lake Success, NY 11042
516 328-2600 800-695-EASY www.djfdis.com Fax 516 328-2323

Dean J Paranicas /FLKS/BDX
07/13/2007 11:09 AM

To olmsted7p@earthlink.net

cc Edward J Ludwig/FLKS/BDX@BDX, Patricia Walesiewicz/FLKS/BDX@BDX

Subject Shareholder proposal

Dear Mr. Chevedden: Pursuant to Kenneth Steiner's request, I am confirming our telephone conversation of July 9, 2007 wherein I confirmed our receipt by fax of the following:

1. On June 29, 2007, Mr. Steiner's proposal dated June 25, 2007 for inclusion in BD's 2008 proxy statement to declassify BD's Board of Directors.

2. On July 6, 2007, a second copy of Mr. Steiner's proposal that included a broker's letter regarding Mr. Steiner's ownership of BD stock.

As you were informed by Pat Walesiewicz on July 9, please direct any future faxes to 201-847-5583. Thank you.

Very truly yours,
Dean J. Paranicas

Copies by fax John Chevedden and by mail to Kenneth Steiner

BD

Dean J. Paranicas
Vice President, Corporate Secretary and Public Policy
Tel.: (201) 847-7102
Fax: (201) 847-5305
E-mail: dean_j_paranicas@bd.com

JOHN CHEVEDDEN
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278 310-371-7872

September 28, 2007

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Becton, Dickinson and Company (BDX)
Shareholder Position on Company No-Action Request
Rule 14a-8 Proposal: Elect Each Director Annually
Kenneth Steiner

Ladies and Gentlemen:

This is an initial response to the company September 27, 2007 no action request. The following information supports the text in the rule 14a-8 proposal. This information is accessed at: http://www.boardanalyst.com/companies/custom/company_profile.asp?CompID=13109 which is from the "Board Analyst Profile for Becton, Dickinson and Company (BDX)" published by The Corporate Library.

RELATED PARTY TRANSACTIONS
12/22/2006 Proxy Information
Gary A. **Mecklenburg**, a member of the Board, retired effective September 1, 2006 as a director and the President and Chief Executive Officer of Northwestern Memorial HealthCare, the parent corporation of Northwestern Memorial Hospital. In fiscal year 2006, BDâ€™s sales to Northwestern Memorial Hospital (both direct and through distributors) were approximately $2.2 million, which represented approximately 0.2% of Northwestern Memorial HealthCareâ€™s consolidated operating revenues for its last full fiscal year.

Adel A.F. **Mahmoud**, a member of the Board, retired effective September 1, 2006 from his position with Merck & Co., Inc. (see â€œProposal 1. Election of Directorsâ€"Nominees for Directorâ€□ on page 7). In fiscal year 2006, BDâ€™s sales to Merck (both direct and through distributors) were approximately $35 million, which represented approximately 0.16% of Merckâ€™s fiscal year consolidated operating revenues for its last full fiscal year.

12/20/2005 Proxy Information
Gary A. **Mecklenburg**, a member of the Board, is a director and the President and Chief Executive Officer of Northwestern Memorial HealthCare, the parent corporation of Northwestern Memorial Hospital. In fiscal year 2005, BD's sales to Northwestern Memorial Hospital (both direct and through a distributor) were approximately $2.5 million, which represented approximately .23% of Northwestern Memorial HealthCare's consolidated operating revenues.

In addition to the foregoing disclosures that are required under SEC rules, BD has been a party to the following transactions with entities of which a member of the Board serves or served in an executive capacity.
Basil L. **Anderson**, a member of the Board, is a director and the Vice Chairman of Staples, Inc. (â€œStaplesâ€□). In fiscal year 2005, BD purchased approximately $2.3 million of office products from Staples pursuant to a contract that was competitively bid.

Alfred **Sommer**, M.D., M.H.S., a member of the Board, is Professor of International Health, Epidemiology, and Ophthalmology at the Bloomberg School of Public Health (the â€œBloomberg Schoolâ€□) at The Johns Hopkins University (â€œJHUâ€□) and the JHU Medical School. He is Dean Emeritus of the Bloomberg School, having retired effective September 1, 2005. In fiscal year 2005, BD sponsored a research arrangement with the Bloomberg School and also provided one-half of a $600,000, multi-year commitment for a research collaboration with the Bloomberg School, resulting in an aggregate expenditure to the Bloomberg School in fiscal year 2005 of approximately $350,000. In fiscal year 2005, BD's sales to JHU generally were approximately $3.1 million, which represented approximately .11% of JHU's consolidated operating revenues. During fiscal year 2005, BD also paid intellectual property licensing royalties to JHU in the amount of approximately $357,000, and also paid JHU approximately $39,000, primarily for providing routine medical services to BD associates. BD also made charitable contributions to JHU for the Bloomberg School in fiscal year 2005 totaling $18,333 (see the 2005 Annual Report of Charitable Contributions attached as Appendix C to this Proxy Statement)

12/17/2004 Proxy Information
Gary A. **Mecklenburg**, a member of the Board, is the President and Chief Executive Officer, and a member of the Board of Directors, of Northwestern Memorial HealthCare, the parent corporation of Northwestern Memorial Hospital. During BD's fiscal year 2004, BD's sales to Northwestern Memorial Hospital (both direct and through a distributor) were approximately $2.2 million, which represented less than 1/4% of Northwestern Memorial HealthCare's consolidated operating revenues.

In addition to the foregoing disclosure that is required under SEC rules, BD has been a party to the following transactions with entities of which a member of the Board serves in an executive capacity.
Basil L. **Anderson**, a member of the Board, is the Vice Chairman and a member of the Board of Directors of Staples, Inc. (â€œStaplesâ€□). In fiscal year 2004, BD purchased $1.7 million of office products from Staples pursuant to a contract that was competitively bid.

Alfred **Sommer**, M.D., M.H.S., a member of the Board, is Dean of the Bloomberg School of Public Health (the â€œBloomberg Schoolâ€□) at The Johns Hopkins University (â€œJHUâ€□). In fiscal year 2004, BD sponsored several research arrangements with the Bloomberg School involving an aggregate of approximately $230,000. BD also has established a research collaboration with the Bloomberg School pursuant to which BD has agreed to provide up to $600,000 in funding over the next three fiscal years.

CURRENT COMMITTEE ASSIGNMENTS

Audit Committee (met 13 time(s) last year)

Name	Age	Board Tenure	Committee Status (see below)	Relationship
Basil L. **Anderson**	62	3	X	**Outside Related**
Edward F. DeGraan	64	4	X	Outside
Marshall O. Larsen	58	0	X	Outside
Gary A. **Mecklenburg**	61	3	X	**Outside Related**
James F. Orr	62	7	C	Outside
Bertram L. Scott	56	5	X	Outside

Compensation & Benefits Committee (met 6 time(s) last year)

Name	Age	Board Tenure	Committee Status (see below)	Relationship
Basil L. **Anderson**	62	3	X	**Outside Related**
Henry P. Becton Jr. LD	64	20	C	Outside
Edward F. DeGraan	64	4	X	Outside
Marshall O. Larsen	58	0	X	Outside
James F. Orr	62	7	X	Outside
Willard J. Overlock Jr.	61	8	X	Outside

Corporate Governance & Nominating Committee (met 7 time(s) last year)

Name	Age	Board Tenure	Committee Status (see below)	Relationship
Edward F. DeGraan	64	4	X	Outside
Gary A. **Mecklenburg**	61	3	X	**Outside Related**
James E. Perrella	72	12	C	Outside
Bertram L. Scott	56	5	X	Outside

All Current and Retired Directors ...

Name	Age	**Tenure**	Boards	Status
Henry P. **Becton** Jr. LD	64	**20**	2	Director

For the above reasons it is respectfully requested that concurrence not be granted to the company. It is also respectfully requested that the shareholder have the last opportunity to submit material in support of including this proposal – since the company had the first opportunity.

Sincerely,

John Chevedden

cc:
Dean J. Paranicas
Corporate Secretary
Becton, Dickinson and Company (BDX)
1 Becton Dr
Franklin Lakes, NJ 07417
Phone: 201 847-6800
PH: 201-847-7102
FX: 201-847-5583

Dean_J_Paranicas@bd.com

Kenneth Steiner

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

October 31, 2007

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: Becton, Dickinson and Company
Incoming letter dated September 27, 2007

The proposal requests that the board take the necessary steps, in the most expeditious manner possible, to adopt the annual election of each director.

We are unable to concur in your view that BD may exclude portions of the proposal or supporting statement under rule 14a-8(i)(3). Accordingly, we do not believe that BD may omit portions of the proposal or supporting statement under rule 14a-8(i)(3).

Sincerely,

Ted Yu
Special Counsel

END